CARL N. DUNCAN, ESQ., LLC
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	Fax (301) 576-5193

July 29, 2008

VIA FACSIMILE AND EDGAR

Collin Webster, Attorney Examiner
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide, Inc. (the “Company”)
Registration by Coordination; File No. 333-145553
Response to P.E. No. 4 SEC Comment Letter and Associated P.E. No. 5 Filing

Dear Mr. Webster:

          On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current May 16, 2008 comment letter (the “May comment letter”), we hereby file this response to the staff’s comments. Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 4, the latter filed May 2, 2008 on EDGAR and delivered via messenger the day(s) following. To facilitate your review, this Pre-Effective Amendment No. 5 includes red-lined copies marked to reflect changes since P.E. No. 4 was made and to be delivered by messenger later this morning, Tuesday, July 29. This letter responds to the comments in the indicated order in the May 16 comment letter.

General

1.

In the rush to get P.E. No. 5 to the Registration Statement, we omitted including all appropriate texts and boxes, including its status as a small reporting company filer. This will be addressed in the next filing and will include the following:

Indicated by check mark whether the Registrant is large accelerated filer, an accelerated filer, a non-accelerated filer or a small reporting company as defined in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one unless a smaller reporting company):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐

2.	The Company will not itself be an investment company as defined under the Investment Company Act of 1940 because:

~ We submit that the staff misperceived the original filing, evidently characterizing the Company’s management role as passive in character.

~ In fact, as described multiple times and multiple ways, in all cases the Company will be taking not less than 50% + 1 share/majority interest in any joint venture or business.

~ The Company most assuredly is not taking investment positions in projects, businesses or companies.

~ Hence these will be operating entities and, accordingly, doesn’t exceed the several tests that the staff might have been concerned about.

~ Very specifically, the Company meets none of the definitions of an investment company as defined under Section 3(c) of the Investment Company Act of 1940 and associated subsections.

~          What in the filing suggests otherwise, especially in view of the substantive changes outlined in the Form S-1 Registration Statement Prospectus and Exhibits (hereafter the “S-1”) and described above, we hereby request the staff to withdraw the comment that the offering might be subject to the Investment Company Act of 1940?

~          How does the Company (or a subsidiary or joint venture) serving as trading manager of a private equity fund raise questions that suggest that the Company would somehow be investing in portfolio securities such that the Investment Company Act of 1940 would become applicable, namely exceeding 40% of the value of the Company’s total assets or 45% of the value of the Company’s total assets and the income derived from such assets, after taxes?

~          The answer to each of the foregoing questions is a categorical negative—and its not even close. The Fund may need to be registered (if sold in the U.S.) under the Investment Company Act but that is hardly the same as whether the Company would itself be an Investment Company!

~ In that context, we would once again urge the staff to withdraw this superficial, wrong-headed inquiry.

3.	With regard to your inquiry about the possible use of a broker-dealer, please be advised:

~ As previously relayed, there appears to be some confusion here in that there is no plan to engage a broker-dealer after 60 days.

~ Accordingly,the Company is not required to have disclosures about the offering once there is a secondary market.

~          Rather than an intent to engage unnamed broker-dealers after a period of time (60 days or otherwise), the Company instead has reserved the right to have a portion of the offering sold by broker-dealers.

~ There is no pre-existing commitment, even expectation to hire, an unnamed (or any) broker-dealer should the self-underwritten offering become “sticky.”

~ Instead, it is the Company’s intent is to self-underwrite the offering as permitted under Rule 3a4-1 under the Securities Exchange of 1934 (the “34 Act”).

~          The best efforts, self-underwritten, continuous nature of this offering (which must begin promptly after effectiveness) is disclosed (see “Prospectus Summary” and “Subscription Procedure”) and the associated Escrow Agreement is attached.

~          Nonetheless, as discussed in response to prior Comment 8 (since it is not Form S-3 qualified as required under Rule 415), the Company will file a post-effective amendment in the event that a secondary market develops for shares of the Company. This latter commitment is now included in the “Plan of Distribution” description.

Risk Factors, page 9

4.	Risks have been made more specific to the investor, most obviously in the captions/titled Risk Factor.

Governmental Regulation and Legal Uncertainties…, page 12

5.	The requested more detailed disclosures regarding “Governmental Regulation” have been added.

Cyclicality, page 13

6.	The requested mitigating deletions and related upgrading changes have been made relating to cyclicality.

Future Sales of Shares, page 11

7.	The description about future sales has been revised to reflect the February 15, 2008 adopted revisions to Rule 144 and further upgraded as requested.

Certain Related Party Transactions, page 12

8.	The referenced disclaimer was erroneous, such reference now having been deleted.

9.

The identity of Mary White, the Secretary of the Company, and Julius V. Jackson Sr., the president of the Company, the two officers to whom The Ronco Group has provided personal loans, has been disclosed in the Prospectus.

10-11.

Noting that the joint venture was contingent on funding at the Offering’s minimum and the significant funding that has occurred over the lengthy passage of time (see Comment 12), the Company and The Ronco Group have mutually agreed to terminate the proposed joint venture. The Company will put out for bid those projects that might have been performed by The Ronco Group. The “Certain Related Party Transactions” disclosures have been appropriately adjusted.

12.

The RONCO Group of Companies (RONCO), an existing shareholder, loaned the Company, from March 2, 2002 (inception) to August 2, 2007, $200,000. After August 2, 2007, RONCO loaned the Company approximately $186,300 (which is a part of the $189,700 shown on the balance sheet of December 31, 2007 as long term debt). Subsequent to the December 31, 2007 audit date and up to March 31, 2008 reviewed financials date, The Ronco Group loaned an additional approximately $85,300 which, when combined with the amount loaned from inception and amounts loaned to Mary White and Julius Jackson, Directors of the Company, equals approximately $600,000. (No money has been loaned between April 1 and the date of this filing and none are expected.) The $600,000.00 reported includes approximately $471,600 loaned to the Company and approximately $128,400.00 loaned to directors as outlined below.

March 2, 2002 (inception) to August 2, 2007	$200,000
After August 2, 2007	$186,300
December 31, 2007 up to March 31, 2008	$85,300
Loaned to directors	$128,400
Total	$600,000

FYI, the Company could take five years or more to pay off the long term debt as a function of cash flow. In any event, the Company intends to address long term debt on a quarterly basis, beginning six months after the beginning of the date the Registration Statement is declared effective.

13.

There are two projects from the list that have caused cash to enter the Company’s bank accounts. Those are addressed in “The Company—General,” specifically including funds from J.P. Morgan Chase on the Company’s marketing agreement and a prepayment from Catoca Mines.

14.

The description of the Joint Venture with Franklin Auto Mall has been expanded to reflect the Company’s role and how it will target certain religious denominations, identifying target cities with populations of more than 50,000.

15.	The description of the St Augustine and Ft. Lauderdale projects has each been expanded as re-quested. As stated consistently, the Company will own a controlling interest in these projects.

16.	As described in Comments 10-11 above, the contract with The Ronco Group has, for the reasons indicated, been terminated and, accordingly, any such discussion has been omitted.

17.	The description of the contemplated entertainment and communications businesses has been ex-panded as requested.

18.	The description of the relationship with J.P. Morgan Chase has been expanded as requested.

19.	The description of the Company intent to solicit letters of interest from various insurance companies has been expanded as requested.

20.	With regard to referencing industry information and marking copies of materials that support, please note:

We are resending you a modified version of the previously submitted materials to support industry information as cited in the Prospectus. We have added better clarifying exhibits to each of the references below that are found in the prospectus. All materials located herein are readily available in the public domain.

These listed materials are cited and attached in the following order:

•	Cited in last bullet, under the heading “MGW INTERNATIONAL”

	A.	BEE SOUTH AFRICA (See Supplemental Exhibit A to this letter)

	B.	OPIC FUNDS ANNOUNCED 19 NOVEMBER 07 (See Supplemental Exhibit B to this letter)

•	Cited in the Fifth and Sixth paragraph, section Indigenous Business Development under the heading “MGW INTERNATIONAL”

	C.	OPIC CALL FOR PROPOSAL 7 JUNE 07 (See Supplemental Exhibit C to this letter)

	D.	OPIC NEWS SPRING08 (See Supplemental Exhibit D to this letter)

	E.	PRESIDENT BUSH MILLENNIUM CHALLENGE ACCOUNT (See Supplemental Exhibit E to this letter)

	F.	AFRICA ACTION PLAN (See Supplemental Exhibit F to this letter), cited in section Private Equity Fund Management under the heading “Application of Proceeds”

[Balance of Page Intentionally Left Blank]

21.	As reflected in the table following, all material contracts are current at least through August 15, 2008.

Agreement Description	Original Closing Date	Extended Closing Date	Current Status

Franklin Auto Mall J. V.	Dec. 16, 2007	Aug. 15, 2008	In Force
Prism Real Estate J. V.	July 31, 2007	Aug. 15, 2008	In Force
Tambala Foods Products J. V.	When Funded	N/A	In Force
Wandana Jambo Coffees and Teas J.V.	Feb. 25, 2007	Aug. 15, 2008	In Force
Development Agreement, Amera, Carishoca	Jan. 10, 2010	N/A	In Force
Shareholder Agreement, Leman Trading	Feb. 10, 2008	Aug. 15, 2008	In Force
Shareholder Agreement, The Ronco Group	N/A	N/A	Cancelled
Vacant Land Contract, St. Augustine Project.	June 25, 2007	Aug.12, 2008	In Force
MOU, Ministry of the Interior, Angola	N/A	N/A	In Force
Marketing Contract, J.P. Morgan Chase	N/A	N/A	In Force
Study of Water Intake, Catoca Mining	N/A	N/A	In Force
Auto Leasing/ Maintenance Program, Catoca	N/A	N/A	In Force
Health Services, Catoca Mining	N/A	N/A	In Force
Construction of Houses, Catoca Mining	N/A	N/A	In Force
Fuel Distribution and Fire Protection, Catoca	N/A	N/A	In Force

Property, page 31

22.	The description of “Property” at page 27 has been expanded to reflect the Company’s sole office in Florida as requested.

Selected Financial Data, page 34

23.

The reference in Note 5 to 2,649,000 shares being issued in exchange for long term debt was a transposition of numbers. The reference should have been to 6,249,000 shares. Those references are now consistently made.

24.	Since the value of the debt was more clearly evident, that was the measure used.

25.	The par value of the Company’s common stock is $.001 (not $1.00) per share. Those references are now consistently made.

Executive Compensation, page 38

26.	The requested changes have been made relating to “retroactive” compensation being paid to the named officers.

27.	With regard to the statement that “most” of the retroactive compensation being paid to Ms. White and Mr. Jackson is in the form of stock, please be advised :

•

As original investors in the Company of cash, and various loans being taken out individually to support activities necessary to cover expenses associated with the Company, Mary White and Julius Jackson each agreed to accept $125,000 each if the minimum is raised, $250,000 if the midpoint is reached and $450,000, if the maximum is reached.

•

The money borrowed by Mary White and Julius Jackson from The Ronco Group and/or Mr. Ronald Avery, its principal, will be repaid from the funds raised in this Offering to the degree contemplated in “Application of Proceeds.” See titled section and Comment response 28 immediately following.

28.	The disclosures regarding maximum pay-outs ($400,000 if only the mid-point of the Offering is reached and $900,000 if the maximum is achieved) have been incorporated into the text.

29.

Mr. Jackson’s beneficial ownership, directly and through his family trust, are now reflected in the revised security ownership table (as is all ownership by directors and officers) individually and in the aggregate.

Management’s Discussion And Analysis, page 43

30.

Because edits were made after forwarding the materials to the Company’s EDGAR filer, with deepest apologies, there was a gap between the hard copies sent the staff and that filed on EDGAR. We have compared the two and those cumulative changes are reflected in the redlined P.E. No. 5 filed Friday.

31.	The requested discussion regarding recently beginning to earn revenues has been incorporated.

Plan of Operations, page 41

32.	The Catoca Agreements should be treated confidentially because:

~          Such agreements contain sensitive financial information, namely pricing information, that would be useful to the company competitors and/or hinder the Company’s future negotiations with its customers or suppliers;

~ The redacted version of the agreements (Exhibits 10.12-10.16) have been filed on EDGAR in P.E. No. 4.

~ We will submit not later than tomorrow under separate cover a copy of such agreements that will have the price sensitive portions bracketed.

Application Of Proceeds, page 43

33.	The description has been expanded to address the Company’s basis for believing that it will qualify for government programs discussed in this section of the Prospectus.

Subscription Procedure, page 51

34.

There was a discrepancy between the suitability standards described in the “Subscription Procedure” in the Prospectus and in the Subscription Agreement. Those standards have been adjusted and are now consistently reflected.

Financial Statements, page F-1

35.

Unaudited but reviewed financials dated as of March 31, 2008 has been added to the Prospectus as Exhibit I (and the audited financials dated as of December 31, 2007 and 2006 has been retitled Exhibit II).

Independent Auditor’s Report, page F-3

36.

The Company and undersigned counsel had been advised by the auditor that the prior year-end audit needed to be “dual dated.” However, as reflected in the attached letter from Warren Sharpp (Sup-plemental Exhibit G), “The audited balance sheets of Millennium Group Worldwide, Inc., (A Development Stage Company) as of December 31, 2007, 2006 and 2005 and the related statements of operations and deficit accumulated during the development stage, cash flows and stockholders’ equity (deficiency) from inception (March 25, 2002) to December 31, 2007 are not dual dated. The date of the audit report is February 22, 2008…” We regret this confusion.

Index to Exhibits, page S-1-2

37.

You are correct in that the (i) agreement between the Company and J.P. Morgan Chase was previously filed as Exhibit 10.11 and (ii) the exhibit index indicates that Exhibit 10.10 was previously filed as a Memorandum of Understanding with the Ministry of the Interior for Angola. Such statement was erroneous and has been deleted.

          To facilitate your review, we will forward first thing in the AM, via messenger, two marked and unmarked copies of P.E. No. 5 together with this response to the staff’s May comment letter. Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before August 8, 2008. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

          Thank you for your assistance and prompt review of these materials. I will call you later this week to coordinate any remaining issues with the staff.

Very truly yours,

Carl N. Duncan, Esq.

SUPPLEMENTAL EXHIBIT A (referenced statement in underlined bold text)

•

Newly enacted laws on the continent of Africa require businesses to have significant ownership by indigenous Africans for the companies to do business with the governments, specifically Black Economic Empowerment (“BEE”) charters (See Black Economic Empowerment Program Document, the OPIC News Letter (November 19, 2007) and World Bank News Letter (November 20, 2007).)

Supporting document excerpt below:

(Complete document previously submitted)

3.5.3	Regulation

Government will utilize various regulatory means to achieve its BEE objectives.

3.5.3.1

Government will use a ‘balanced scorecard’ to measure progress made in achieving BEE by enterprises and sectors. The use of a common scorecard by different stakeholders provides a basic framework against which to benchmark the BEE process in different enterprises and sectors. The scorecard will measure three core elements of BEE:

• Direct empowerment through ownership and control of enterprises and assets,

• Human resource development and employment equity,

• Indirect empowerment through preferential procurement and enterprise development.

3.5.3.2

The scorecard also allows government departments, state-owned enterprises, and other public agencies, to align their own procurement practices and individual BEE strategies. The scorecard also facilitates the process of setting measurable targets for BEE.

3.5.3.3

The scorecard will be issued as a Code of Good Practice in terms of the forthcoming enabling legislation. The code will allow for a measure of flexibility in order that it can be adapted to the particular circumstances of specific sectors or enterprises, while at the same time bringing a measure of standardization to the definition and measurement of BEE.

In particular, government will apply BEE criteria, as set out in scorecard (or charter) whenever it:

•	Grants a license to engage in a specific regulated economic activity, for example, gambling or mining,

•	Grants a concession to a private enterprise to operate an asset or enterprise on behalf of the state,

•	Sells an asset or a state-owned enterprise,

•	Enters into a public-private partnership,

•	Engages in any economic activity.

SUPPLEMENTAL EXHIBIT B (referenced statement below in underlined bold text)

•

Newly enacted laws on the continent of Africa require businesses to have significant ownership by indigenous Africans for the companies to do business with the governments, specifically Black Economic Empowerment (“BEE”) charters (See Black Economic Empowerment Program Document, the OPIC News Letter (November 19, 2007) and World Bank News Letter (November 20, 2007).)

Supporting document excerpt below:

(Complete document previously submitted)

Press Release Monday, November 19, 2007

OPIC PROVIDES $250 MILLION FOR THREE NEW INVESTMENT FUNDS IN AFRICA

ACCRA, Ghana – Robert Mosbacher, Jr., president and CEO of the Overseas Private Investment Corporation (OPIC), announced today that OPIC would provide up to $250 million in financing to support three new investment funds in Africa, each designed to encourage the growth of capital markets on the continent, two of them by investing in private and exchange traded debt as well as private and exchange traded equity. Mosbacher was joined at the announcement by U.S. Treasury Secretary Henry M. Paulson, Jr.

These funds are the first of several that OPIC will support as part of the Africa Financial Sector Initiative (AFSI) announced by President Bush in May 2007, and which will exceed more than $1 billion in investment. The three funds announced today will mobilize a total of $750 million in investment. OPIC is in the final stages of approving two additional investment funds which would receive a minimum of $150 million in OPIC financing, and would mobilize a total of $450 million for investment in Africa.

“Africa’s capital markets are the final frontier of economic development on the continent, and the focus of these three new investment funds. Strengthening these markets will provide both African and foreign companies with the financial tools necessary to attract investment, and lay a strong foundation for projects in a variety of industries,” Mosbacher said. “I am pleased to be here with Treasury Secretary Paulson to announce OPIC support for these funds, which will result in myriad developmental benefits for businesses throughout Africa.”

SUPPLEMENTAL EXHIBIT C (referenced statement below in underlined bold text)

The Company believes that the needs and desires of the residents of African countries are not significantly different than those of its potential clients in North America—namely, affordable housing, decent jobs, access to reliable communication systems, banking and insurance products and services, and the ability to purchase needed goods at fair prices. As the Company develops the capabilities of its American operations, it will also create the opportunity to transfer and deliver similar capabilities to its potential clients in Sub-Sahara Africa. For example, on May 24, 2007, Overseas Private Investment Corporation closed a call for proposals to address the above mentioned areas. Additionally, Ghana received a Millennium Challenge Grant of over 500 million dollars in August 2006.

Supporting document excerpt below:

(Complete document previously submitted)

OPIC Newsletter (Investment Funds)

The Overseas Private Investment Corporation (“OPIC”) is inviting proposals from experienced private equity fund managers for the formation and management of one or more investment funds that will invest in Africa. OPIC will provide financing for funds generally ranging between $25 million and $150 million in total capital.

Each fund proposal will be evaluated based on the fund’s ability to make a significant contribution to social and economic development in Africa, as well as its ability to deliver positive financial returns. To foster this “double bottom line” approach, OPIC will consider innovative fund structures including, consortiums, special purpose vehicles, vehicles with first-loss or other “patient” capital, and structures or collaborative proposals with grants or technical assistance that could be used for development of portfolio companies.

OPIC has engaged Dalberg Global Development Advisors (“Dalberg”), an independent strategy advisor, to assist in evaluating proposals received in response to this Call for Proposals (“Call”).

Purpose of Call

OPIC seeks to finance one or more selected funds to invest in companies that will make a significant contribution to improve employment opportunities and the social well-being of people in Africa while delivering positive financial returns for investors. The purpose of this Call is to identify qualified fund managers who are able to accomplish both of these objectives.

Fund Investment Focus

Proposals can include, but are not limited to, any of the following: (a) small and medium-sized enterprises across all sectors, including social sectors described below; (b) enterprises of any size that advance social development or improve social infrastructure by investing in sectors such as water and sanitation, health, education, agribusiness (excluding biofuels), and energy access (e.g., green technologies, rural and renewable energy); and (c) enterprises of any size that provide goods and services to rural and other underserved markets (e.g., telecommunications, transportation, energy access). Proposals that otherwise best meet the OPIC Selection Criteria will also be considered, however, proposals exclusively focusing on real estate, including housing, or microfinance strategies will be excluded from this Call.

SUPPLEMENTAL EXHIBIT D (referenced statement below in underlined bold text)

For example, the Millennium Challenge Corporation is a U.S. Government Agency that provided the funds to Ghana for agricultural development and poverty alleviation. (see www.mcc.gov.) The Company intends to expand on its efforts in Sub-Sahara Africa by working with recipients of Millennium Challenge Account funds, creating business and technology transfer opportunities for indigenous Africans. Additionally, Ghana received a Millennium Challenge Grant of over 500 million dollars in August 2006. The Company believes that the above mentioned acts by the U.S. Government within the past two years and President Bush’s commitment of over 800 million new dollars for Africa, announced in OPIC News (April 2008), further illustrates the appropriateness of attention that the Company intends to place on Africa’s development. Thus, with private sector involvement, management believes, countries in Africa would want to work with the Company to mentor companies owned by indigenous Africans. Following the model of the Company, the Company’s management believes these efforts can be expanded and even more progress can be made.

Supporting document excerpt below:

(Complete document previously submitted)

(From OPIC Newsletter, April 2008)

Just before leaving, President Bush announced that OPIC would support five new private equity investment funds, with a combined target capitalization of $875 million, designed to invest in a variety of sectors vital to Africa’s economic development, including health care, housing, telecommunications and small and medium-sized enterprises (SMEs). The new commitments represent the largest single-day announcement in the history of the agency’s investment funds program.

“Last year, we launched the Africa Financial Sector Initiative. As part of this effort, OPIC mobilized $750 million in investment capital for African businesses,” President Bush said in a speech on the eve of his February 15-21 trip to Benin, Tanzania, Rwanda, Ghana, and Liberia. “Today, I’m announcing that OPIC will support five new investment funds that will mobilize an additional $875 million, for a total of more than $1.6 billion in new capital.”

“The new era is rooted in a powerful truth: Africa’s most valuable resource is not its oil, it’s not its diamonds, it is the talent and creativity of its people. So we are partnering with African leaders to empower their people to lift up their nations and write a new chapter in their history. The best way to generate economic growth in Africa is to expand trade and investment,” President Bush said.

OPIC President and CEO Robert Mosbacher, Jr. said, “Establishment of these five new investment funds represents additional, tangible support for Africa, but with a dynamic focus on the social aspects of economic development and job creation on the continent.”

“These funds will encourage the growth of sectors critical to Africa’s ongoing development, such as housing and telecommunications, as well as other developmental sectors, including health care and small businesses.

President Bush Announces Five OPIC Funds for Africa Tot $875 Million in New Investment Support

Their overall impact will be to broaden African capital markets and provide critical investment for social development, a model that can be replicated in other geographic areas.”

OPIC’s Board of Directors approved financing to support the funds at its January 31 meeting. More information about OPIC’s Africa-related investment funds can be found at http://www. opic.gov/investment/index.asp.

Three of the new OPIC-supported funds will help to bring new levels of efficiency and productivity to sectors critical to the continent’s continued economic growth: health care, housing development and telecommunications. The two other funds will support the growth of Africa’s debt capital markets and its SME sector.

SUPPLEMENTAL EXHIBIT E (referenced statement below in underlined bold text)

For example, the Millennium Challenge Corporation is a U.S. Government Agency that provided the funds to Ghana for agricultural development and poverty alleviation. (see www.mcc.gov.) The Company intends to expand on its efforts in Sub-Sahara Africa by working with recipients of Millennium Challenge Account funds, creating business and technology transfer opportunities for indigenous Africans. Additionally, Ghana received a Millennium Challenge Grant of over 500 million dollars in August 2006. The Company believes that the above mentioned acts by the U.S. Government within the past two years and President Bush’s commitment of over 800 million new dollars for Africa, announced in OPIC News (April 2008), further illustrates the appropriateness of attention that the Company intends to place on Africa’s development. Thus, with private sector involvement, management believes, countries in Africa would want to work with the Company to mentor companies owned by indigenous Africans. Following the model of the Company, the Company’s management believes these efforts can be expanded and even more progress can be made.

Supporting document excerpt:

CRS Report for Congress (September 24, 2007)
http://www.fas.org/sgp/crs/row/RL32427.pdf

In a speech on March 14, 2002, President Bush outlined a proposal for a major new U.S. foreign aid initiative. The Millennium Challenge Account (MCA) is managed by the Millennium Challenge Corporation (MCC) and provides assistance, through a competitive selection process, to developing nations that are pursing political and economic reforms in three areas: ruling justly, investing in people, and fostering economic freedom.

The MCC differs in several respects from past and current U.S. aid practices: the competitive process that rewards countries for past and current actions measured by 17 objective performance indicators; the pledge to segregate the funds from U.S. strategic foreign policy objectives that often strongly influence where U.S. aid is spent; and the requirement to solicit program proposals developed solely by qualifying countries with broad-based civil society involvement.

As announced by the President in March 2002, the initial plan had been to fund the MCC annually at $5 billion by FY2006, but this figure has not yet been reached. The Administration sought a combined $9.8 billion for the MCA program, FY2004- FY2007, while Congress appropriated $6 billion, or less than two-thirds of the total sought. FY2007 funding is provided under the terms of a continuing resolution (H.R. 5631/P.L.109-289, as amended by H.J.Res. 20 on February 15, 2007) that provides $1.75 billion to the MCA. The Administration requested $3 billion for FY2008.

Congress authorized the MCC in P.L. 108-199 (January 23, 2004). Since that time, the MCC’s Board of Directors has selected 25 eligible countries for FY2004— FY2007 (another, The Gambia, was suspended in 2006) and approved 16 Compacts with Madagascar (April 2005), Honduras June 2005), Cape Verde (July 2005), Nicaragua (July 2005), Georgia (September 2005), Benin (February 2006), Vanuatu (March 2006), Armenia (March 2006), Ghana (August 2006), Mali (November 2006), El Salvador (November 2006), Mozambique (July 2007), Lesotho (July 2007), Morocco (August 2007), Mongolia (September 2007), and Tanzania (September 2007).

SUPPLEMENTAL EXHIBIT F (referenced statement below in underlined bold text)

Private Equity Fund Management The Company will hire a fund management team to manage this sector. There are new strategies, which involves people of African descent living in the U.S. assisting in the development of Sub-Sahara Africa. The primary program is called the Africa Action Plan created by the World Bank. The Company will use its experience in Africa to identify potential funds for investment into the private equity fund established to coincide with the Africa Action Plan. If the mid-point is reached, the Company plans to invest $500,000 into this sector. If the maximum is reached, the Company intends to invest $3,000,000.00.

Supporting document excerpt below:

(Complete document previously submitted)

WORLD BANK NEWS

Bank Hones Plan to Accelerate Progress in Africa

The Africa Action Plan

April 9, 2007—Two years ago, Africa seemed at a turning point.

Could it reverse a two-decade decline in economic and social progress? Could it end poverty and hunger in a decade?

The need to reduce poverty and speed up quality of life improvements in Africa will be on the agenda at the World Bank-International Monetary Fund Spring Meetings this week.

The World Bank’s key strategy for Africa—the three-year Africa Action Plan—is up for mid-term review April 15 at the Development Committee, the body that that advises the Boards of Governors of the Bank and the Fund on critical development issues.

While the Africa Action Plan has many successes from its first 18 months to report, it also acknowledges that if current trends continue, poverty in Africa will only fall to 37 percent by 2015—the target date for fulfilling the eight Millennium Development Goals that include eradicating severe poverty and hunger and achieving universal primary education.

With many countries at risk of being left behind, the Bank decided to amend its strategy to accelerate progress and work more effectively with countries and other development partners.

The result is a more focused and outcome-oriented plan that leverages the Bank Group’s strengths and seeks to improve the odds for all 48 African nations, says John Page, Chief Economist for the Bank’s Africa region.

Page says the revised plan does not affect the Bank’s traditional focus of working one-on-one with countries. Nor does it change the amount of financing each country receives from the International Development Association (IDA), the arm of the World Bank that provides zero-interest loans and grants and 90 percent of the Bank’s financing for Africa.

But an assessment of the action plan, first approved in September 2005, revealed it was “too wide ranging.” As a result it has been pared down from 14 focus areas to eight that now include:

•	Strengthen the African private sector

•	Increase the economic empowerment of women

•	Build skills for competitiveness in the global economy

•	Raise agricultural productivity

•	Improve access to and reliability of clean energy

•	Expand and upgrade road networks and transit corridors

•	Increase access to safe water and sanitation

•	Strengthen national health systems and combat malaria and HIV/AIDS

Each area was carefully selected for maximum impact in working toward achieving the MDGs and complementing the work of development partners such as the African Development Bank, United Nations, individual country donors, and foundations.

SUPPLEMENTAL EXHIBIT G (referenced statement below in underlined bold text)

SHARPP & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANT
5617 NORTHWEST SEVENTH AVENUE
MIAMI, FLORIDA 33127
TEL. (305) 751-4551
E-MAIL W_SHARPP@BELLSOUTH.NET
FAX (305) 751-5017

July 18, 2008

To the Board of Directors
Millennium Group Worldwide, Inc.
Jacksonville, Florida

The audited balance sheets of Millennium Group Worldwide, Inc., (A Development Stage Company) as of December 31, 2007, 2006 and 2005 and the related statements of operations and deficit accumulated during the development stage, cash flows and stockholders’ equity (deficiency) from inception (March 25, 2002) to December 31, 2007 are not dual dated. The date of the audit report is February 22, 2008.

/s/ Sharpp & Company, P.A.

Sharpp & Company, P.A.

5617 NORTHWEST SEVENTH AVENUE MIAMI, FLORIDA 33127
PHONE: (305) 751-4551 FAX: (305) 751-5017